Exhibit 99.1

Viomi Technology Co., Ltd Announces Completion of Certain IoT@Home Businesses Divestment

GUANGZHOU, China, August 31, 2024 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that all the conditions precedent to the divestment of certain businesses and assets related to IoT@Home portfolio products, as previously announced on July 19, 2024 (the “Transaction”), have been satisfied, and the Transaction has successfully completed.

The completion of the Transaction enables the Company to embrace a new mission, “AI for Better Water,” and strive to utilize AI technology to provide better drinking water solutions for households worldwide.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented: “In the first half of 2024, we achieved preliminary improvements in earnings by rigorously implementing our ‘Focus’ strategy. Going forward, we will primarily focus on our home water solution businesses, fully leveraging the competitive advantages of our Water Purifier Gigafactory. Actively expanding into key overseas markets will advance Viomi’s global strategy, helping us achieve our vision of ‘Global Water.’ We believe this reorganization will further position us to attain sustainable financial health and profitable growth, benefiting our users and shareholders.”

For more information about the previously announced Transaction, please visit here.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water solutions, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: https://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com